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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[  ] CHECK THIS BOX IF NO LONGER
     SUBJECT OF SECTION 16. FORM 4
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE. SEE INSTRUCTION 1(B).

======================================================================
1. Name and Address of Reporting Person

     Glacier Capital Limited
----------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   Hunkins Waterfront Plaza, Main Street, P.O. Box 556
----------------------------------------------------------------------
                                    (Street)

    Charlestown, Nevis, West Indies
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Edge Technology Group, Inc. (EDGE)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

    September 2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  (Check all applicable)

   [   ]   Director                     [ X ]   10% Owner
   [   ]   Officer (give title below)   [   ]   Other (specify below)


             ------------------------------------------
======================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

=================================================================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
=================================================================================================================================

                                                                                                               6.
                                                              4.                                5.             Owner-
                                                              Securities Acquired (A) or        Amount of      ship
                                                 3.           Disposed of (D)                   Securities     Form:     7.  Nature
                                                 Transaction  (Instr. 3, 4 and 5)               Beneficially   Direct    of Indirect
                                   2.            Code         -------------------------------   Owned at End   (D) or    Beneficial
1.                                 Transaction   (Instr. 8)                   (A)               of Month       Indirect  Ownership
Title of Security                  Date          ------------     Amount      or     Price      (Instr. 3      (I)       (Instr.
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)               and 4)         (Instr.4) 4)
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
 Common Stock                       9-1-00         P                884,000      A      (1)                       D
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 Common Stock                       9-1-00         P                247,000      A      (1)        1,141,279(2)   D
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 Series A-2 Convertible
  Preferred Stock                   9-1-00         S                    800      D      (1)           -0-         D
-----------------------------------------------------------------------------------------------------------------------------------
 8.25% Convertible Notes            9-1-00         S               $200,000      D      (1)           -0-         D
-----------------------------------------------------------------------------------------------------------------------------------

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===================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly




Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                           9.       10.
                                                                                                           Number   Owner-
                                                                                                           of       ship
           2.                                                                                              Deriv-   of
           Conver-                    5.                                 7.                                ative    Deriv-  11.
           sion                       Number of                          Title and Amount                  Secur-   ative   Nature
           or                         Derivative       6.                of Underlying          8.         ities    Secur-  of
           Exer-             4.       Securities       Date              Securities             Price      Bene-    ity:    In-
           cise      3.      Trans-   Acquired (A)     Exercisable and   Instr. 3 and 4)        of         ficially Direct  direct
           Price     Trans-  action   or Disposed      Expiration Date   -----------------      Deriv-     Owned    (D) or  Bene-
1.         of        action  Code     of (D)           (Month/Day/Year)               Amount    ative      at End   In-     ficial
Title of   Deriv-    Date    (Instr.  (Instr. 3,       ----------------               or        Secur-     of       direct  Owner-
Derivative ative     (Month/ 8)       4 and 5)         Date     Expira-               Number    ity        Month    (I)     ship
Security   Secur-    Day/    -------  ---------------- Exer-    tion                  of        (Instr.    (Instr.  (Instr. (Instr.
(Instr. 3) ity       Year)   Code  V   (A)   (D)       cisable  Date     Title        Shares    5)         4)       4)      4)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Series A-2
 Convertible
   Preferred   (1)     9-1-00  C                 800     12/29/98          Common       884,000(1)            -0-       D
                                                                            Stock
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8.25%
 Convertible
  Notes        (1)     9-1-00  C            $200,000     06/13/97          Common       247,000               -0-      D
                                                                            Stock
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===================================================================================================================================


Explanation of Responses:

(1) On September 1, 2000, the Reporting Person waived certain conditions precedent and consummated an agreement with the Issuer to (a) fix the conversion price for each of the 8.25% unsecured convertible notes ("Notes") and Series A-2 Convertible Preferred Stock ("Series A-2 Preferred") issued by the Issuer to the Reporting Person at $1.00 per share from a conversion price that floated based upon the market price for the Common Stock and (b) convert all of the Reporting Person's Notes and Series A-2 Preferred (including accrued but unpaid dividends and interest) into Common Stock.
(2) On September 1, 2000, the Issuer effected a one-for-four reverse stock split of its Common Stock. All Common Stock share numbers reported reflected the reverse stock split.

      GALCIER CAPITAL LIMITED


By:   /s/ J. Keith Benedict                             October 10, 2000
     --------------------------------------------       ---------------
      **Signature of Reporting Person                       Date
        J. Keith Benedict, as Attorney-in-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                        POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints each of J. Keith Benedict or John
Wagner, signing singly, the undersigned's true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the undersigned, in the undersigned's capacity as an owner of 10% or more than of a registered class of equity securities of Edge Technology Group, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with
          Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers therein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of October, 2000.


                                   GLACIER CAPITAL LIMITED


                                   By: /s/ James A. Loughran
                                      --------------------------
                                      James A. Loughran, Director